

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION
As of August 31, 2017

The principal balances and results accumulated for the period ending August 2017 (Amounts in millions of chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	Ch$ million
Cash and deposits in banks	1,694,848
Interbank loans, net	267,927
Loans and accounts receivables from customers, net	26,324,259
Total investments	2,608,101
Financial derivative contracts	2,608,371
Other asset items	2,030,270
Total assets	**35,533,776**

Principal liabilities	Ch$ million
Deposits and other demand liabilities	7,303,089
Time deposits and other time liabilities	12,322,520
Financial derivative contracts	2,440,908
Issued debt instruments	6,949,910
Other liabilities items	3,555,400
Total equity	2,961,949
Total liabilities	**35,533,776**

Equity attributable to:	
Equity holders of the Bank	2,931,430
Non-controlling interest	30,519

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	Ch$ million
Net interest income	868,467
Net fee and commission income	189,554
Result from financial operations	105,926
Total operating income	**1,163,947**
Provision for loan losses	-198,623
Support expenses	-461,829
Other results	-29,226
Income before tax	**474,269**
Income tax expense	-90,388
Net income for the period	**383,881**

Attributable to:	
Equity holders of the Bank	382,513
Non-controlling interest	1,368

FELIPE CONTRERAS FAJARDO
Chief Accounting Officer

CLAUDIO MELANDRI HINOJOSA
Chief Executive Officer

Santander



BANCO SANTANDER CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA
Al 31 de agosto de 2017

A continuación se presentan los principales saldos de balance y principales resultados acumulados por el periodo de cierre de mes de agosto de 2017 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.694.848
Adeudado por Bancos	267.927
Créditos a Clientes Totales	26.324.259
Inversiones Totales	2.608.101
Contratos de derivados financieros	2.608.371
Otros rubros del activo	2.030.270
Total Activos	**35.533.776**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	7.303.089
Depósitos y otras captaciones a plazo	12.322.520
Contratos de derivados financieros	2.440.908
Instrumentos de deuda emitidos	6.949.910
Otros rubros del Pasivo	3.555.400
Total Patrimonio	2.961.949
Total Pasivos	**35.533.776**

Patrimonio atribuible a:	
Tenenedores patrimoniales del Banco	2.931.430
Interés no controlador	30.519

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	868.467
Ingreso neto de comisiones	189.554
Resultado de operaciones financieras	105.926
Total Ingresos operacionales	**1.163.947**
Provisiones por riesgo de crédito	(198.623)
Gastos de apoyo	(461.829)
Otros resultados	(29.226)
Resultado antes de impuesto	**474.269**
Impuesto a la renta	(90.388)
Utilidad consolidada del período	**383.881**

Resultado atribuible a:	
Tenenedores patrimoniales del Banco	382.513
Interés no controlador	1.368

FELIPE CONTRERAS FAJARDO
Gerente de Contabilidad

CLAUDIO MELANDRI HINOJOSA
Gerente General

Santander

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF) of Chile. The accounting principles issued by the SBIF are substantially similar to IFRS, but there are some exceptions. The SBIF is the banking industry regulator that according to article 15 of the General Banking Law, establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the SBIF (Compendium of Accounting Standards) and IFRS, the Compendium of Accounting Standards will take precedence.

Santander